Exhibit 99.1

● Q2 Cartrack Subscription Revenue growth accelerated to 20% Y/Y

● Q2 SaaS Annualized Recurring Revenue growth accelerated to 20% Y/Y

● Karooooo Adjusted EPS increased 13% Y/Y to ZAR8.28 (Q2 2025: ZAR7.35)

● Karooooo Subscribers increased 15% to 2.5 million (Q2 2025: 2.1 million)

● Reaffirming FY26 Outlook: On Track to Deliver Growth Acceleration

SINGAPORE (October 14, 2025) - Karooooo Limited (“Karooooo”) reported strong results for the period ended August 31, 2025. Karooooo owns 100% of Cartrack and 74.8% of Karooooo Logistics, (collectively, “the group”).

“Our subscription revenue growth increased from 15% in FY25 Q2, to 20% in this quarter. We continue to demonstrate our ability to accelerate our subscription revenue growth at scale, deliver strong earnings, drive innovation, and increase our distribution capabilities while maintaining a strong, financially disciplined, agile, innovative and owner-orientated culture. We believe that our strong unit economics coupled with a clean balance sheet positions us favourably to continue to scale,” said Zak Calisto, Group CEO of Karooooo.

Second Quarter 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q2 2025, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 15% to 2,456,989 (Q2 2025: 2,136,610).

●	Net Cartrack subscriber additions of 70,740 (Q2 2025: 89,168).

GROWTH

●	Karooooo’s subscription revenue increased 20% to ZAR1,182 million (Q2 2025: ZAR986 million).

●	Cartrack’s subscription revenue increased 20% to ZAR1,180 million (Q2 2025: ZAR983 million).

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) as at August 31, 2025, increased 20% to ZAR4,806 million (August 31, 2024: ZAR3,990 million).

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 38% to ZAR139 million (Q2 2025: ZAR101 million).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 21% to USD67 million.

●	Cartrack’s subscription revenue increased 21% to USD67 million.

●	Cartrack’s SaaS ARR increased 21% to USD272 million.

●	Karooooo Logistics’s DaaS revenue increased 39% to USD8 million.

PROFITABILITY

●	Karooooo’s operating profit increased 18% to ZAR356 million (Q2 2025: ZAR302 million).

●	Cartrack’s operating profit increased 17% to ZAR344 million (Q2 2025: ZAR293 million).

●	Cartrack’s operating profit margin was 29% (Q2 2025: 29%).

●	Karooooo’s adjusted earnings per share increased 13% to ZAR8.28 (Q2 2025: ZAR7.35).

[1]	For convenience purposes only, amounts in South African rand as of August 31, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 17.6519 to U.S.$1.00 (August 31, 2024: ZAR 17.7910), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Second Quarter 2026 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended August 31,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	1,179,622	983,453	20%	2,662	2,532	5%	1,182,284	985,985	20%
Other revenue[1]	24,865	22,356	11%	-	-	-	24,865	22,356	11%
Delivery service	-	-	-	136,745	98,380	39%	136,745	98,380	39%
Revenue	1,204,487	1,005,809	20%	139,407	100,912	38%	1,343,894	1,106,721	21%
Cost of Sales	(335,649)	(258,521)	30%	(95,811)	(69,532)	38%	(431,460)	(328,053)	32%
Gross Profit	868,838	747,288	16%	43,596	31,380	39%	912,434	778,668	17%
Gross Profit Margin	72%	74%		31%	31%		68%	70%
Operating Profit/(loss)	344,328	293,061	17%	11,693	9,137	28%	356,021	302,198	18%
Operating Profit Margin	29%	29%		8%	9%		26%	27%
Adjusted EBITDA (a non-IFRS measure)	558,651	452,512	23%	12,337	9,991	23%	570,988	462,503	23%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	45%		9%	10%		42%	42%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 21% to ZAR1,344 million (Q2 2025: ZAR1,107 million), and subscription revenue increased 20% to ZAR1,182 million in Q2 2026 (Q2 2025: ZAR986 million).

Cartrack’s total revenue increased 20% to ZAR1,204 million (Q2 2025: ZAR1,006 million). Cartrack’s subscription revenue increased 20% to a record ZAR1,180 million in Q2 2026 (Q2 2025: ZAR983 million) driven primarily by the acquisition of new customers and selling Video and the Cartrack-Tag to existing customers. Subscription revenue represented 98% of Cartrack’s total revenue.

Karooooo Logistics’s revenue increased 38% to ZAR139 million (Q2 2025: ZAR101 million). This was driven by an increase in e-commerce orders. Karooooo Logistics offers delivery-as-a-service (“DaaS”) to our large enterprise customers wishing to scale and enable their e-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers.

Operating Expenses

	Three Months Ended August 31,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	562,657	480,754	17%
- Cartrack	530,751	458,510	16%
- Karooooo Logistics	31,906	22,244	43%

Karooooo’s operating expenses increased 17% to ZAR563 million (Q2 2025: ZAR481 million). Cartrack accounted for ZAR531 million (Q2 2025: ZAR459 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR32 million (Q2 2025: ZAR22 million) of total operating expenses as we continued to invest prudently to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 34% to ZAR210 million (Q2 2025: ZAR157 million). We are optimistic that our strategic investment in customer acquisition, including sales headcount, is already yielding the desired results and positions us well for continued organic growth. As we begin to realise the benefits of this investment, we continue working to produce further gains in new sales headcount efficiency in the coming periods. Our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Cartrack’s general and administration expenses increased 13% to ZAR249 million (Q2 2025: ZAR220 million), reflecting our ability to prudently manage costs while building infrastructure to support our future growth. We expect to increase these costs gradually on an ongoing basis to support and drive growth.

Cartrack’s R&D operating expenses increased 10% to ZAR56 million (Q2 2025: ZAR51 million). We remain committed to investing in product innovation to deliver more value to our customers.

Cartrack provided for expected credit losses of ZAR15 million (Q2 2025: ZAR30 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals and reflect our continued commitment to growth at scale.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 18% (Q2 2025: 16%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 21% (Q2 2025: 22%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 5% (Q2 2025: 5%)

Operating Profit and Earnings Per Share

Karooooo’s operating profit increased 18% to ZAR356 million (Q2 2025: ZAR302 million). Earnings per share increased 15% to ZAR7.88 (Q2 2025: ZAR6.85). After adjustment for the costs of the secondary offering in the reported period, adjusted earnings per share increased 13% to ZAR8.28 (Q2 2025: ZAR7.35).

Cartrack’s gross profit margin remained strong at 72% (Q2 2025: 74%), and Cartrack’s subscription gross profit margin was 72% (Q2 2025: 75%). Cartrack’s operating profit increased 17% to ZAR344 million (Q2 2025: ZAR293 million), and Cartrack’s operating profit margin was 29% (Q2 2025: 29%).

Karooooo Logistics’s gross profit margin was 31% (Q2 2025: 31%) while operating profit increased 28% to ZAR12 million (Q2 2025: ZAR9 million). Karooooo Logistics’s operating profit margin was 8% (Q2 2025: 9%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 23% to ZAR571 million (Q2 2025: ZAR463 million).

Cartrack’s Adjusted EBITDA increased 23% to ZAR559 million (Q2 2025: ZAR453 million).

Karooooo Logistics’s Adjusted EBITDA increased 23% to ZAR12 million (Q2 2025: ZAR10 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Half-Year 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to HY 2025, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 15% to 2,456,989 (HY 2025: 2,136,610).

●	Net Cartrack subscriber additions of 154,753 (HY 2025: 165,078).

GROWTH

●	Karooooo’s subscription revenue increased 19% to ZAR2,323 million (HY 2025: ZAR1,950 million).

●	Cartrack’s subscription revenue increased 19% to ZAR2,317 million (HY 2025: ZAR1,943 million).

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) as at August 31, 2025, increased 20% to ZAR4,806 million (August 31, 2024: ZAR3,990 million).

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 29% to ZAR261 million (HY 2025: ZAR202 million).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 20% to USD132 million.

●	Cartrack’s subscription revenue increased 20% to USD131 million.

●	Cartrack’s SaaS ARR increased 21% to USD272 million.

●	Karooooo Logistics’s DaaS revenue increased 30% to USD15 million.

PROFITABILITY

●	Karooooo’s operating profit increased 18% to ZAR708 million (HY 2025: ZAR602 million).

●	Cartrack’s operating profit increased 18% to ZAR686 million (HY 2025: ZAR580 million).

●	Cartrack’s operating profit margin was 29% (HY 2025: 29%).

●	Karooooo’s adjusted earnings per share increased 16% to ZAR16.83 (HY 2025: ZAR14.52).

[1]	For convenience purposes only, amounts in South African rand as of August 31, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 17.6519 to U.S.$1.00 (August 31, 2024: ZAR 17.7910), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Half-Year 2026 Financial Overview

Supplemental Financial Information and Business Metrics

	Six Months Ended August 31,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	2,317,193	1,943,056	19%	6,150	6,697	(8)%	2,323,343	1,949,753	19%
Other revenue[1]	43,202	41,728	4%	-	-		43,202	41,728	4%
Vehicle sales	-	2,099	(100)%	-	-		-	2,099	(100)%
Delivery service	-	-	-	254,366	194,966	30%	254,366	194,966	30%
Revenue	2,360,395	1,986,883	19%	260,516	201,663	29%	2,620,911	2,188,546	20%
Cost of Sales	(653,953)	(526,581)	24%	(181,221)	(135,888)	33%	(835,174)	(662,469)	26%
Gross Profit	1,706,442	1,460,302	17%	79,295	65,775	21%	1,785,737	1,526,077	17%
Gross Profit Margin	72%	73%		30%	33%		68%	70%
Operating Profit/(loss)	686,339	580,248	18%	21,476	21,697	(1)%	707,815	601,945	18%
Operating Profit Margin	29%	29%		8%	11%		27%	28%
Adjusted EBITDA (a non-IFRS measure)	1,091,813	905,845	21%	22,728	23,395	(3)%	1,114,541	929,240	20%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	46%		9%	12%		43%	42%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 20% to ZAR2,621 million (HY 2025: ZAR2,189 million), and subscription revenue increased 19% to ZAR2,323 million (HY 2025: ZAR1,950 million).

Cartrack’s total revenue increased 19% to ZAR2,360 million (HY 2025: ZAR1,987 million), driven primarily by its subscription-based business model. Cartrack’s subscription revenue increased 19% to a record of ZAR2,317 million in HY 2026 (HY 2025: ZAR1,943 million). Subscription revenue represented 98% of Cartrack’s total revenue. (HY 2025: 98%).

Karooooo Logistics’s revenue increased 29% to ZAR261 million (HY 2025: ZAR202 million).

Operating Expenses

	Six Months Ended August 31,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	1,085,623	930,098	17%
- Cartrack	1,027,801	886,019	16%
- Karooooo Logistics	57,822	44,079	31%

Karooooo’s operating expenses increased 17% to ZAR1,086 million in HY 2026 (HY 2025: ZAR930 million).

Cartrack accounted for ZAR1,028 million (HY 2025: ZAR886 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR58 million (HY 2025: ZAR44 million) of total operating expenses as we continued to invest prudently to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 32% to ZAR390 million in HY 2026 (HY 2025: ZAR296 million). We are optimistic that our strategic investment in customer acquisition, including sales headcount, is already yielding the desired results and positions us well for continued growth. As we begin to realize the benefits of this investment, we continue working to produce further gains in new sales headcount efficiency in the coming periods. Our customer LTV to CAC ratio continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Cartrack’s general and administration expenses increased 12% to ZAR472 million (HY 2025: ZAR423 million), reflecting our ability to prudently manage costs while building infrastructure to support our future growth. We expect to increase these costs gradually on an ongoing basis to support and drive growth.

Cartrack’s R&D operating expenses increased 10% to ZAR117 million (HY 2025: ZAR106 million). We remain committed to investing in product innovation to deliver more value to our customers.

Cartrack provided for expected credit losses of ZAR49 million (HY 2025: ZAR60 million).

Operating Profit and Earnings per share

Karooooo’s operating profit increased 18% to ZAR708 million (HY 2025: ZAR602 million) and earnings per share increased 17% to ZAR16.43 (HY 2025: ZAR14.02). After taking into account the costs of the secondary offering, adjusted earnings per share increased 16% to ZAR16.83 (HY 2025: ZAR14.52).

Cartrack’s gross profit margin remained strong at 72% (HY 2025: 73%), and Cartrack’s subscription gross profit margin was 73% (HY 2025: 75%). Cartrack’s operating profit increased by 18% to ZAR686 million (HY 2025: ZAR580 million), and Cartrack’s operating profit margin was 29% (HY 2025: 29%).

Karooooo Logistics’s gross profit margin was 30% (HY 2025: 33%), as we increased driver training and quality control to support growth. Karooooo Logistics’s operating profit decreased 1% to ZAR21 million (HY 2025: ZAR22 million), and Karooooo Logistics’s operating profit margin was 8% (HY 2025: 11%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 20% to ZAR1,115 million (HY 2025: ZAR929 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 21% to ZAR1,092 million (HY 2025: ZAR906 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) decreased by 3% to ZAR23 million (HY 2025: ZAR23 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

We believe Karooooo remains strongly positioned for growth. We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations.

Year to date, we have accelerated Cartrack subscription revenue growth by further expanding our distribution footprint in existing markets, driving broader platform adoption, and capitalizing on growing demand for video solutions. We are encouraged by our positive performance year to date as evidenced by Cartrack’s subscription revenue growth of 19% for the first 6 months of the fiscal year and ARR growth of 20% at 31 August 2025.

Our proven and profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We believe our continuous investment in AI products, platform and customer experience will generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

As previously disclosed on June 11, 2025, Karooooo facilitated and launched an SEC-registered underwritten secondary public offering (the “Offering”) pursuant to Karooooo’s registration statement on Form F-3 (File No. 333-280758), as supplemented by a prospectus supplement, dated June 11, 2025, in which Isaias (Zak) Jose Calisto offered and sold 1,500,000 Ordinary Shares at a price to the public of USD50.00 per Ordinary Share for total gross proceeds to Mr.Calisto of approximately USD75,000,000.  The Offering closed on June 13, 2025 and was 3.3 times oversubscribed. Mr.Calisto remains the majority shareholder with 58% of the issued shares.

After adjustment for the costs of the Offering, our guidance for FY 2026 remains unchanged. With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack.

●	Cartrack’s subscription revenue between ZAR4,700 million and ZAR4,900 million, which implies Cartrack subscription revenue growth between 16% and 21%.

●	Cartrack’s operating profit margin between 26% and 31%.

●	Karooooo’s adjusted earnings per share (a non-IFRS measure) between ZAR32.50 and ZAR35.50.

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of August 31, 2025, our investment in in-vehicle IOT devices increased by ZAR359 million, or 27% to ZAR1,701 million (February 28, 2025: ZAR1,342 million). IOT devices for future use decreased by ZAR42 million, or 10%, to ZAR370 million (February 28, 2025: ZAR412 million).

Other fixed assets increased by ZAR80 million, or 24%, to ZAR405 million (February 28, 2025: ZAR325 million), driven by motor vehicle additions, in line with expanded operational commitments.

Trade and other receivables increased to ZAR646 million (February 28, 2025: ZAR597 million), primarily driven by an acceleration in subscription sales. Debtor collection days remain well-managed, with collection days at a healthy 31 days (February 28, 2025: 32 days).

Cash and Cash Equivalents

Karooooo reported a net cash and cash equivalents balance of ZAR393 million at August 31, 2025 (February 28, 2025: ZAR838 million). The decrease in the cash balance was primarily attributable to the payment of dividends during August 2025.

At August 31, 2025, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR600 million, equally apportioned between Capitec Bank and Standard Bank. Our liquidity position remains solid, underpinned by disciplined financial management and sustained operational cash generation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy quarterly increase of 22% in cash generated from operations before working capital changes of ZAR591 million (Q2 2025: ZAR490 million), driven by strong subscription revenue growth and operating profit.

Net cash generated from operating activities decreased to ZAR267 million (Q2 2025: ZAR394 million).

Adjusted Free Cash Flow (a non-IFRS measure) for the three months ended August 31, 2025, was ZAR20 million (Q2 2025: ZAR166 million). This movement was mainly driven by an increase in trade and other receivables as a result of increased subscription revenue and investment in in-vehicle IOT devices to support our growth. Adjusted Free Cash Flow (a non-IFRS measure) for the six months ended August 31, 2025, was ZAR358 million. The Adjusted Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)” for a reconciliation of free cash flow and adjusted free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

At Karooooo’s Annual General Meeting (“AGM”) held on July 25, 2025, shareholders approved the repurchase of up to 10% of the Company’s outstanding shares.

As of August 31, 2025, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represented 6.29% of Karooooo Logistics’s issued ordinary shares as of April 30, 2024.

Geographical Overview for Cartrack

South Africa

Cartrack’s number of subscribers in this region increased 15% to 1,850,646 at August 31, 2025 (August 31, 2024: 1,616,071). Q2 2026 subscription revenue growth was 18%.

We are encouraged by the strong teams that we are building to accelerate organic growth, broaden our customer base and increase product adoption in the region. We are starting to see an acceleration in subscription revenue growth backed by a strong adoption of Video and Cartrack-Tag by our existing customers and customer expansion. We are committed to building our distribution capabilities to service the demand for our products from both new customers and existing customers. We continue to see a compelling market opportunity in South Africa and are excited about the value we deliver to our customers.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific and Middle East

Cartrack’s number of subscribers in this region increased 21% to 302,892 at August 31, 2025 (August 31, 2024: 251,076). Q2 2026 subscription revenue growth increased to 26% (24% on a constant currency basis, a non-IFRS measure).

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term and is our fastest growing region on a constant currency basis. In September 2024, we started a drive to increase Sales and Marketing in Southeast Asia and we intend to increase our sales headcount by 70% by February 2026 compared to February 2025. Southeast Asia is a vast underpenetrated market for sophisticated fleet management and video-based solutions, and we are well positioned to capitalize on the opportunity.

 Europe

Cartrack’s number of subscribers in this region increased 19% to 215,921 at August 31, 2025 (August 31, 2024: 181,383). Q2 2026 subscription revenue growth accelerated to 27% (21% on a constant currency basis, a non-IFRS measure).

We continue to accelerate our organic growth, expand our customer base and drive our distribution capabilities.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programming interfaces. We expect these partnerships to contribute to our results in the medium to long term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region decreased slightly to 87,530 at August 31, 2025 (August 31, 2024: 88,080). Q2 2026 subscription revenue growth was 13% (14% on a constant currency basis, a non-IFRS measure). The decrease in subscribers is primarily as a result of the economic impacts previously caused by political instability in Mozambique.

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Events subsequent to the Second Quarter of 2026

In October 2025, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase its ordinary shares in accordance with the Companies Act of South Africa and to cancel the repurchased shares. As a result, the group’s effective shareholding in Karooooo Logistics (Pty) Ltd is now 81%.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavours to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Wednesday, October 15, 2025 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors, analysts and media are invited to join the Zoom webinar at: https://us02web.zoom.us/j/87159858849

Webinar ID: 871 5985 8849

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,500,000 active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Revenue	1,343,894	1,106,721	2,620,911	2,188,546
Cost of sales	(431,460)	(328,053)	(835,174)	(662,469)
Gross profit	912,434	778,668	1,785,737	1,526,077
Other income	6,244	4,284	7,701	5,966
Operating expenses	(562,657)	(480,754)	(1,085,623)	(930,098)
Sales and marketing	(210,280)	(156,898)	(390,967)	(297,146)
General and administration	(276,946)	(239,418)	(521,859)	(460,912)
Research and development	(60,050)	(54,109)	(123,830)	(111,718)
Expected credit losses on financial assets	(15,381)	(30,329)	(48,967)	(60,322)
Operating profit	356,021	302,198	707,815	601,945
Offering costs	(12,172)	(15,470)	(12,172)	(15,470)
Finance income	10,926	13,708	21,355	24,921
Finance costs	(17,245)	(11,826)	(32,411)	(17,460)
Profit before taxation	337,530	288,610	684,587	593,936
Taxation	(88,961)	(72,844)	(167,144)	(152,887)
Profit for the period	248,569	215,766	517,443	441,049

Profit attributable to:
Owners of the parent	243,576	211,543	507,671	433,127
Non-controlling interest	4,993	4,223	9,772	7,922
	248,569	215,766	517,443	441,049

Earnings per share
Basic and diluted earnings per share (ZAR)	7.88	6.85	16.43	14.02

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of August 31, 2025	As of February 28, 2025	As of August 31, 2024
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[1]	2,915,371	2,508,215	2,250,984
Capitalized commission assets	467,292	494,052	425,142
Intangible assets	85,330	83,053	76,309
Goodwill[2]	177,685	174,957	215,737
Loans to related parties	28,700	28,700	28,200
Long-term other receivables and prepayments	2,428	11,629	15,278
Deferred tax assets	132,230	121,749	103,706
Total non-current assets	3,809,036	3,422,355	3,115,356
Current assets
Inventories	4,915	3,830	4,345
Trade and other receivables and prepayments	646,234	597,461	521,327
Income tax receivables	48,089	12,622	9,454
Cash and cash equivalents	420,819	1,042,882	706,815
Total current assets	1,120,057	1,656,795	1,241,941
Total assets	4,929,093	5,079,150	4,357,297
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Other capital reserve[3,4]	(3,621,245)	(3,621,245)	(3,621,245)
Common control reserve[5]	(2,709,236)	(2,709,236)	(2,709,236)
Actuarial reserve	114	139	-
Foreign currency translation reserve	256,204	277,866	232,853
Retained earnings	1,926,136	2,112,091	1,624,191
Equity attributable to equity holders of parent	2,994,826	3,202,468	2,669,416
Non-controlling interest	51,997	43,099	42,714
Total equity	3,046,823	3,245,567	2,712,130
Liabilities
Non-current liabilities
Term loans[6,7]	47,078	31,640	258,894
Lease liabilities	187,926	127,251	138,113
Deferred revenue	125,356	126,959	123,468
Deferred tax liabilities	113,530	95,892	68,051
Total non-current liabilities	473,890	381,742	588,526
Current liabilities
Term loans[6,7]	268,526	283,313	31,879
Trade and other payables	533,703	469,937	498,677
Loans from related parties	-	138	556
Lease liabilities	123,398	77,445	66,251
Deferred revenue	371,964	357,780	330,221
Bank overdraft	28,052	205,299	32,491
Income tax payables	82,737	57,039	95,286
Provision for warranties	-	890	1,280
Total current liabilities	1,408,380	1,451,841	1,056,641
Total liabilities	1,882,270	1,833,583	1,645,167
Total equity and liabilities	4,929,093	5,079,150	4,357,297

1.	Included in property, plant and equipment are:

	As of August 31, 2025	As of February 28, 2025	As of August 31, 2024
	(Rand Thousands)
Capitalized telematics devices – Work in progress	147,084	152,253	236,429
Capitalized telematic devices – Uninstalled	222,932	259,360	124,894
Capitalized telematic devices – Installed	1,701,262	1,342,091	1,170,478
South African Central Office Property	439,226	429,150	315,768
Other Fixed Assets	404,867	325,361	403,415
Total	2,915,371	2,508,215	2,250,984

2.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

3.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

4.

Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’ ordinary shares.

5.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

6.

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office under constructions) at the South Africa Prime Interest Rate less 1.5%. The loan will mature on 21 December 2025 and these funds were used to settle an inter-company loan from Cartrack Pty Ltd.

7.

In September 2024 and June 2025, Cartrack Portugal, S.A., secured loans of EUR2 million and EUR 1 million, respectively, from Banco Comercial Português, S.A. The loans bear an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Cash generated from operations before working capital changes	591,284	490,432	1,162,961	981,476
Changes to working capital[1]	(163,071)	44,406	(85,325)	396,137
Cash generated from operations	428,213	534,838	1,077,636	1,377,613
Finance income received	10,926	13,708	21,355	24,921
Finance cost paid	(17,015)	(11,826)	(33,658)	(17,460)
Income tax paid	(155,307)	(142,591)	(156,557)	(154,712)
Net cash flows from operating activities	266,817	394,129	908,776	1,230,362
Net cash flows utilized by investing activities	(262,347)	(241,118)	(579,465)	(520,477)
Net cash flows utilized by financing activities	(705,619)	(388,720)	(740,914)	(426,818)
Net cash and cash equivalents movements for the period	(701,149)	(235,709)	(411,603)	283,067
Cash and cash equivalents as at the beginning of the period	1,102,667	949,558	837,583	436,165
Translation differences on cash and cash equivalents	(8,751)	(39,525)	(33,213)	(44,908)
Total cash and cash equivalents at the end of the period	392,767	674,324	392,767	674,324

1.	As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024 and as cash on and cash equivalents as of May 31, 2024).

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

AND ADJUSTED FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Net cash generated from operating activities	266,817	394,129	908,776	1,230,362
Less: purchase of property, plant and equipment[1]	(247,241)	(228,587)	(551,075)	(495,858)
Free Cash Flow (a non-IFRS measure)	19,576	165,542	357,701	734,504
Fixed deposits with maturity dates exceeding three months	-	-	-	(485,681)
Adjusted Free Cash Flow (a non-IFRS measure)	19,576	165,542	357,701	248,823

1.	For the quarter ended August 31, 2025, included in the purchase of property, plant and equipment are development cost of ZAR 4 million (August 31, 2024: ZAR 12 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO
ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Profit for the period	248,569	215,766	517,443	441,049
Taxation	88,961	72,844	167,144	152,887
Finance income	(10,926)	(13,708)	(21,355)	(24,921)
Finance costs	17,245	11,826	32,411	17,460
Offering costs	12,172	15,470	12,172	15,470
Depreciation of property, plant and equipment and amortization of intangible assets	214,967	160,305	406,726	327,295
Adjusted EBITDA (a non-IFRS measure)	570,988	462,503	1,114,541	929,240
Profit margin	18%	20%	20%	19%
Adjusted EBITDA margin (a non-IFRS measure)	42%	42%	43%	42%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE AND

ADJUSTED EARNING PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	243,576	211,543	507,671	433,127
Adjust for:
Offering costs	12,172	15,470	12,172	15,470
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	255,748	227,013	519,843	448,597

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,896	30,893	30,896

Basic and diluted earnings per share	7.88	6.85	16.43	14.02
Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	8.28	7.35	16.83	14.52

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

TO HEADLINE EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2025	2024	2025	2024
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	243,576	211,543	507,671	433,127
Adjust for:
(Gain)/loss on disposal of property, plant and equipment	(890)	(4)	(1,512)	(454)
Tax effect on loss/ (gain) on disposal of property, plant and equipment	240	2	408	127
Headline earnings (a non-IFRS measure)	242,926	211,541	506,567	432,800
Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,896	30,893	30,896
Basic and diluted earnings per share	7.88	6.85	16.43	14.02

Basic and diluted headline earnings per share (a non-IFRS measure)	7.86	6.85	16.40	14.01

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Half Year Ended August 31, 2025

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and half year ended August 31, 2024, as applicable using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended August 31,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,182,284	985,985	20%
Conversion impact of other currencies	(7,001)	-
Subscription revenue on a constant currency basis	1,175,283	985,985	19%

TOTAL REVENUE

	Three Months Ended August 31,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,343,894	1,106,721	21%
Conversion impact of other currencies	(7,091)	-
Total revenue on a constant currency basis	1,336,803	1,106,721	21%

SUBSCRIPTION REVENUE

	Six Months Ended August 31,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	2,323,343	1,949,753	19%
Conversion impact of other currencies	(9,388)	-	-
Subscription revenue on a constant currency basis	2,313,955	1,949,753	19%

TOTAL REVENUE

	Six Months Ended August 31,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	2,620,911	2,188,546	20%
Conversion impact of other currencies	(9,531)	-	-
Total revenue on a constant currency basis	2,611,380	2,188,546	19%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to offering costs.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

DaaS Revenue (a non-IFRS) measure) is defined as the annualized business to business (B2B) delivery-as-a-service revenue during the month and multiplying by twelve.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a periodic basis by dividing the cumulative subscription revenue for the period by the average of the opening subscriber balance at the beginning of the period and closing subscriber balance at the end of the period and dividing this by the number of months in the period.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. Adjusted Free Cash Flow (a non-IFRS measure) further include fixed deposits with maturity dates exceeding three months that were classified as trade and other receivables. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure), are useful in evaluating our operating performance. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the group to turn revenues into Free Cash Flow, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Adjusted Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12 months sum to greater than 40.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for the period of 12 months sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;
●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in Middle East, political and economic uncertainty in Mozambique, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, upon our and our customers’ and partners’ respective businesses;
●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;
●	our ability to adapt to rapid technological change in our industry;
●	our dependence on cellular networks;
●	competition from industry consolidation;
●	market adoption of software-as-a-service (“SaaS”) fleet management platform;
●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;
●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;
●	our dependence on certain key component suppliers and vendors;
●	our ability to maintain or enhance our brand recognition;
●	our ability to maintain our key personnel or attract, train, and retain other highly qualified personnel;
●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;
●	significant disruption in service on, or security breaches of, our websites or computer systems;
●	dependence on third-party technology and licenses;
●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;
●	our ability to access the capital markets in the future; and
●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.